Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

July 14, 2017

VIA EDGAR CORRESPONDENCE

Megan Miller

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  Comments on Financial Statements

Dear Ms. Miller:

On July 13, 2017 we had a telephone conference to discuss the response to Comment no. 22 set forth in our correspondence filed on June 1, 2017 (accession no.: (0000940394-17-001260).  Lisa Larkin from the Division of Investment Management also participated in the call.   As discussed, going forward Eaton Vance funds will revise the “Fund Summary-Principal Risks” to include the following disclosure (currently found in the statutory prospectus under “Investment Objective & Principal Policies and Risks”):  “Purchase and redemption activities by Fund shareholders may impact the management of the Fund and its ability to achieve its investment objective. In addition, the redemption by one or more large shareholders or groups of shareholders of their holdings in the Fund could have an adverse impact on the remaining shareholders in the Fund.”  The funds will also retain this disclosure in their statutory prospectuses.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen Gemma

Maureen Gemma

Vice President